UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Notice of Meeting and Record Date	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2006	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

February 27, 2006
Securities & Exchange Commission
450 — 5th Street N. W.,
Washington, DC
20549
Dear Sirs:

RE:	CAMECO CORPORATION
COMMON SHARES, ISIN # CA13321L1085
NATIONAL INSTRUMENT 54 — 101
Pursuant to the requirements of National Instrument 54 — 101, I am pleased to advise that our client, Cameco Corporation has set a meeting date of May 4, 2006 for its Annual and Special Meeting of Shareholders with a record date of March 31, 2006 for shareholders entitled to receive notice of the meeting.

Yours truly, CIBC MELLON TRUST COMPANY
“Sandra Evans”
Sandra Evans
Associate Relationship Manager (403) 232-2416 sandra_evans@cibcmellon.com